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[VIVENDI UNIVERSAL LOGO]



                 VIVENDI UNIVERSAL ANNOUNCES SALE OF SPORTFIVE



Paris, March 31, 2004 - In the context of the sale of Sportfive to Advent International announced on 19 March 2004, RTL Group and Canal+ Group, a subsidiary of Vivendi Universal [Paris Bourse: EX FP; NYSE: V, acquired today the shares of Sportfive held by Jean-Claude Darmon in application of the shareholder agreement concluded with him in 2001. These shares amount to approximately 4.9% of the capital stock. RTL Group and Canal+ Group will sell them to Advent International once approval has been obtained for the sale of Sportfive.


Important Disclaimer:
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This press release contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that Vivendi Universal and/or Groupe Canal+ will not be able to obtain the necessary approvals for the contemplated transaction, as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to update or revise forward-looking statements.



CONTACT:
Media
Paris
Antoine Lefort
+33 (0) 1 71 71 11 80
Agnes Vetillart
+33 (0) 1 71 71 30 82
Alain Delrieu
+33 (0) 1 71 71 10 86